SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petróleo Brasileiro S.A. – Petrobras
Petrobras Distribuidora S.A.

PRESS RELEASE

Resolution by the Petrobras Distribuidora S.A. EGM

(Rio de Janeiro, June 08, 2004). – PETROLEO BRASILEIRO S.A – Petrobras, (BOVESPA: PETR3/PETR4, NYSE: PBR/PBRA, LATIBEX: XPBR/XPBRA), Brazilian international energy company, announces that its subsidiary Petrobras Distribuidora S.A., a private company, under the terms of and for the purposes of paragraph 5, article 4 of Law 6404/76 and CVM Instruction number 361, dated March 5, 2002, held an Extraordinary General Meeting on June 8, 2004 at its head office, at Rua General Canabarro, number 500 – 13th floor (auditorium), Maracanã, in the city of Rio de Janeiro, resolved and approved:

I.

The redemption of all the outstanding stock issued by Petrobras Distribuidora S.A., under the terms of paragraph 5, article 4 of Law 6404/76 and item 12.1 of the “Terms of the Public Offer to Acquire Shares by Means of a Swap to Cancel the Quoted Company Registration of Petrobras Distribuidora S.A.” (“Terms of Public Offer”);

II.

Payment of the redemption in (i) preferred stock issued by Petrobras, observing the adjusted swap ratio RTR-A of 1,000 shares of Petrobras Distribuidora S.A. to 0.9626 Petrobras share, as defined in item 7.1 of the Terms of Public Offer; and (ii) in national legal tender for the fractions of Petrobras shares resulting from payment of the redemption, as a function of the swap ratio stated in item (i);

III.	Cancellation of the stock issued by Petrobras Distribuidora S.A. to be redeemed under the terms of previous resolutions.

Payment of the redemption price will be made in up to 15 (fifteen) days as from this date, by means of (i) transfer of the Petrobras shares to the deposit account of the holders of the shares issued by Petrobras Distribuidora S.A. redeemed under the terms of item 1 above maintained with Banco Itaú S.A., the institution responsible for underwriting the shares issued by Petrobras; and/or (ii) providing the funds necessary for payment of the fractions of Petrobras shares to the holders of the Petrobras Distribuidora S.A. shares redeemed under the terms of item 1 above, considering the average quotation of the Petrobras preferred stock, weighted by volume, during the period between April 12, 2004 (inclusive) and May 10, 2004 (inclusive), by depositing the amounts at Banco do Brasil S.A.

The transfer of the Petrobras shares to the deposit accounts of the holders of the Petrobras Distribuidora S.A. shares redeemed under the terms of item 1 above will be made irrespective of any act or formality by the Petrobras Distribuidora S.A. shareholders. Payment of the funds corresponding to the fractions of the Petrobras shares to the holders of the Petrobras Distribuidora S.A. shares redeemed under the terms of item 1 above will be made at any branch of Banco do Brasil S.A., against the presentation of the originals of the following documents: for individual shareholders, Identity Card, CPF and Proof of Residence; and for corporate entity shareholders, Bylaws or last amendment of the Articles of Association and power of attorney with specific powers to the representative, all the documents being authenticated by a public notary, in addition to the original documents of the attorney-in-fact.

Rio de Janeiro, June 8, 2004.

José Sergio Gabrielli de Azevedo
Petrobras CFO and Investor Relations Director

Nelson José Guitti Guimarães
BR Distribuidora Financial and Services Director

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2004

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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